First Reliance Bancshares, Inc.
2170 West Palmetto Street
Florence, South Carolina 29501

VIA EDGAR

November 18, 2008

Mr. John P. Nolan
Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	First Reliance Bancshares, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2007
Form 10-Q for the Quarterly Period Ended March 31, 2008
Form 10-Q for the Quarterly Period Ended June 30, 2008

File No. 000-49757

We hereby transmit via EDGAR a response to your letter of November 4, 2008 to F.R. Saunders, Jr. Our responses to the comments received are set forth below. We have reproduced in bold-faced type the staff’s comment before each response in this letter. References in the responses below to “First Reliance,” “we,” “our,” and “us” all refer to First Reliance Bancshares, Inc.

1.
We note your disclosure on page 17 that the decline in net income is attributable to the bank’s proactive decision to increase the allowance for loan and lease losses to offset the charge-offs incurred in the period and to increase the bank’s reserve as a precautionary measure for any future economic uncertainties. This disclosure appears to indicate that you are attempting to project or forecast changes in facts and circumstances after the balance sheet date. Please explain how this supports an incurred, rather than expected, loss model and revise future filings accordingly.

Upon further review, we have determined that this disclosure was not accurate. The increase in our allowance for loan losses was made to offset charges-offs in the current period and to cover losses in the portfolio resulting from current economic conditions that were not specifically identified on the balance sheet date. The increase did not reflect any attempt on our part to project changes in facts and circumstances after the balance sheet date. Rather, the allowance was increased, based on management’s then current estimate, to an amount believed to be adequate to absorb probable losses on loans outstanding on the balance sheet date. We have omitted the inaccurate disclosure in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2008, which was filed on November 14, 2008, and will continue to do so in future filings.

2.	We note your recorded investment in impaired loans increased from $1,875,221 at December 31, 2007 to $3,308,463 at June 30, 2008. Please tell us, and disclose in future filings:

Mr. John P. Nolan
November 18, 2008

• The specific events and circumstances that occurred during relevant periods that caused the increase in impaired loans;

The recent downturn in the real estate market has resulted in an increase in loan delinquencies, defaults and foreclosures, and we believe these trends are likely to continue.  In some cases, this downturn has resulted in a significant impairment to the value of our collateral and our ability to sell the collateral upon foreclosure at its appraised value, and there is a risk that this trend will continue.  If real estate values continue to decline, it is also more likely that we would be required to increase our allowance for loan losses. We included discussion of these trends in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2008 and will continue to do so in future filings to the extent deemed appropriate.

• The total recorded investment in impaired loans for which there is a related allowance for credit losses and the amount of the recorded investment for which there is no related allowance for credit losses; and

In early 2008, we developed a new system to track impaired loans and reserves related to these loans. At June 30, 2008, we determined that nonaccrual loans were $3,308,463 and total recorded investments in impaired loans were $6,801,684. Included in the reserve for allowance and loan losses was $1,140,588 related to $6,801,684 of impaired loans at June 30, 2008. Impaired loans with a specific allocation of the allowance for loan losses totaled $5,475,821 at June 30, 2008. Interest income recognized on impaired loans for the six months ended June 30, 2008 was $136,297. We have expanded the discussion of impaired loans related reserves in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2008 and will continue to do so in the future.

• The substantive reasons to support the amount of specific reserve associated with your impaired loans

On a monthly basis, management analyzes each loan that is classified as impaired to determine the potential for possible loan losses. This analysis is focused upon determining the then current estimated value of the collateral, local market conditions and estimated costs to foreclose, repair and resell the property. The net realizable value of the property then computed and compared to the loan balance to determine the appropriate amount of specific reserve for each loan.

As requested by you, on behalf of the Company, I acknowledge that:

• The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

• Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• The Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Mr. John P. Nolan
November 18, 2008

Should any additional questions arise, please contact the undersigned at (843)674-3250.

Very truly yours,

Jeffery A. Paolucci
Senior Vice President and
Chief Financial Officer

cc:	Ben Phippen
F.R. Saunders, Jr.